February 7, 2006

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                               EXCO Resources, Inc./Acceleration of Effectiveness of Registration Statement on Form S-1

(Registration No. 333-129935)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated pursuant to the Securities Act of 1933, as amended, on behalf of EXCO Resources, Inc., we enclose herewith a letter requesting acceleration of effectiveness of the above-referenced Registration Statement on date so indicated.  We also have enclosed a similar letter from J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Goldman, Sachs & Co. on behalf of the underwriters, which includes the information required by Rule 460 under Regulation C.

Please contact the undersigned at (972) 680-7553 with any questions or comments regarding this request.

Very truly yours,

/s/ William L. Boeing
William L. Boeing

Enclosures

cc:	Jason Wynn, Esq. (SEC)
New York Stock Exchange
Working Group